September 25, 2009

Mr. Terence O’Brien

Accounting Branch Chief

Divison of Corporation Finance

Securities and Exchange Commission

Washington, D.C 20549-4631

Re :     Innophos Holdings, Inc. (File No. 1-33124)

                                                Innophos, Inc. (File No. 333-129951)

Dear Mr. O’Brien:

This letter acknowledges receipt of your letter dated September 14, 2009 addressed to Mr. Randolph Gress, Chief Executive Officer of registrants Innophos Holdings, Inc. and its wholly owned subsidiary, Innophos, Inc. (together, the “Registrants”), which has been referred to me for response.

The Staff’s comments cover filings by both Registrants. In this response, where appropriate, we differentiate them by name.  In some instances, however, we also use the terms “Innophos” and the “Company.” In so doing, we mean for those terms to have the definitions we normally give to them in the filings of the two Registrants.

In addressing the comments made by the Staff in your letter, we have responded to them in the order in which they were rendered.  Below we have set forth the full text of each Staff comment and, immediately after each, the responses made by the Registrants. In some responses, we furnish information and explanations requested by the Staff, and, as requested in several instances, also the text of additional disclosures the Registrants propose to make in their upcoming filings on Form 10-Q for the period ending September 30, 2009.

We note that the Staff comments were received prior to the close of our current fiscal quarter (September 30) and while the preparation of our next reports is at an early stage. Accordingly, the responses made herein represent the Registrants’ proposed disclosures and other information based on the facts and circumstances pertaining to the subject matter of each disclosure known to the Registrants on the date of this letter. Changes in facts or circumstances occurring after the date hereof and prior to the date our reports are filed may necessitate changes in our responses.

We have the following responses to the comments delivered in your letter:

Staff Comment:

Innophos Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Estimates and Policies, page 33

Valuation of Goodwill and Long-Lived Assets, page 34

1. We note your disclosure regarding your Mexican operation's sudden reduction in volumes for which you considered the impact on your assessment of the fair value of the Mexico reporting unit. We further note that you determined fair value exceeded the carrying value of the Mexico reporting unit as of December 31, 2008; however, you caution that further declines may result in goodwill impairment charges. In this regard, we note that the operating results for the Mexico operation has significantly declined in the first half of fiscal year 2009. There is a concern that your disclosures do not provide investors with sufficient information regarding your testing of goodwill for impairment to understand how the significant decline in operating results for the first half of fiscal year 2009 may impact your evaluation of goodwill for impairment. In future filings beginning with your third quarter of fiscal year 2009 Form 10-Q, please provide investors with a better understanding as to how you determined that the fair value of the reporting unit exceeded the carrying value. Please address the following points in addition to any other information that would be useful for an investor's understanding of the realizability of the assets associated with the Mexico reporting unit:
   - State the carrying value and the estimated fair value of the Mexico reporting unit as of the fiscal year 2008 impairment testing date and any other subsequent interim period testing.
   - Disclose the material assumptions included in the discounted cash flows used to estimated the fair value of the Mexico reporting unit for each period presented (i.e., the fiscal years 2008, 2007 and 2006 testing periods and any subsequent interim period testing). Material assumptions for discounted cash flows include revenue growth rates, operating margins, cash flow forecasts, the terminal value rate, and discount rate. Please include an explanation as to how your fiscal year 2008 assumptions incorporate the material decline in the operating results due to the significant decline in sales and the issues related to your phosphate rock supply agreement, which we note will terminate on September 9, 2010.
   - Provide explanations for material changes to any assumptions between testing periods.

Innophos Response:

            In response to the Staff’s comments, the Registrants direct the Staff’s attention to previous disclosures regarding the exceptional year the Mexico reporting unit experienced in 2008. As disclosed in the latest Form 10-K “Management’s Discussion & Analysis, Segment Reporting,” for the year ended December 31, 2008 the Mexican reporting unit had an 84% increase in revenue versus the same period in 2007. The revenue increase reflected favorable selling prices of 132.2% versus the same period in 2007 and a decrease to revenue for mix and volume of 48.2% for the same period in 2007. The Mexican operations during 2008 had a 361% operating income increase versus the same period in 2007 largely due to favorable selling prices during 2008. In the same Form 10-K, the Registrants also  disclosed in “Management’s Discussion & Analysis, Recent Trends and Outlook” that they anticipated a significant decline in 2009 for this reporting unit—specifically, that the Mexican operations would  be adversely affected by overall economic conditions, including  large volume reductions in part attributable to reduced demand from their largest customer, reduced selling prices, uncertainty in phosphate rock costs and significantly lower operating rates. These assumptions were incorporated in our December 31, 2008 goodwill impairment analysis for this reporting unit.

With the above as context, in response to the Staff’s comment, the Registrants intend to make the following additional disclosures to the sections of the Registrants’ future filings entitled Management’s Discussion and Analysis of Financial condition and Results of Operation– Critical Accounting Estimates:

“Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of net assets of the businesses acquired. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires periodic tests of the impairment of goodwill. SFAS No. 142 requires a comparison, at least annually, of the net book value of the assets and liabilities associated with a reporting unit, including goodwill, with the fair value of the reporting unit, which corresponds to the discounted cash flows of the reporting unit, in the absence of an active market. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of these assets. The annual goodwill impairment review is conducted during the fourth quarter of each year. We continue to monitor the estimates and circumstances included in our projections for the December 31, 2008 goodwill impairment analysis, and any significant changes in our estimates would require the Company to conduct an interim goodwill impairment test. Our monitoring of the year-to-date actual 2009 results indicates that, while market and business conditions have worsened, the cash flow estimates remain consistent with those made during the annual December 31, 2008 goodwill impairment analysis. Consequently, since that time, we did not perform an interim goodwill impairment test.

 Fair values for goodwill testing are estimated using a discounted cash flow approach. Significant estimates in the discounted cash flow approach include the cash flow forecasts for each of our reporting units (Mexico, U.S. and Canada), the discount rate and the terminal value. The five year cash flow forecasts of the company’s reporting units is based upon management’s estimate at the date of the assessment, which incorporates managements long-term view of selling prices, sales volumes for Innophos’s products, key raw materials and energy costs, and our operating cost structure. The aggregated fair value of our reporting units was reconciled to our market capitalization at the date of the assessment, plus a suitable control premium. Our market capitalization during fourth quarter of 2008 exceeded the book value of our equity. The terminal value was determined by applying business growth factors for each reporting unit, which are in-line with longer term historical growth rates, to the latest year for which a forecast exists.

Solely for the purpose of goodwill valuation for our Mexico reporting unit, the 2008 goodwill impairment analysis included estimates addressing changes in phosphate rock pricing, weakness in the markets served by those operations, loss of traditional business which in part is a result of the softness in the fertilizer markets, and operating the Coatzacoalcos, Mexico complex at substantially reduced levels. Our 2008 goodwill impairment analysis included: (i) phosphate rock price assumptions for 2009 conservatively based at the interim phosphate rock price currently being paid; (ii) for the first three quarters of 2010, assumed phosphate rock prices estimated to be below the 2009 interim price being paid, trending towards an estimated market price; and (iii) for late 2010 and thereafter, assumptions that Mexico operations would return to an estimated market price for phosphate rock. The December 31, 2008 goodwill impairment analysis also considered the termination of the 1992 phosphate rock supply contract with OCP as likely.  As a result, management believes a triggering event for goodwill assessment did not occur upon OCP’s August 2009 notice of non-renewal of that contract after September 2010 and that the termination has no effect on our goodwill impairment analysis. The reporting unit’s cash flow model is estimated to be below pre-2008 levels (2008 reflected unusual market conditions as discussed in our previous reports and which are not expected to be replicated in the long-term), with improvement occurring as our phosphate rock price returns to market pricing in 2011. Revenue levels are estimated to have a slight recovery in 2011 and estimated to return to a historical growth rate of 3% per annum in 2012. We applied operating margin percentages slightly below our historical trends and used a 3% growth rate to calculate the terminal value for our Mexican reporting unit.  We used a 12% discount rate, which is above our weighted average cost of capital and consistent with our prior year goodwill impairment test. Based on this valuation, we determined that the fair values of our reporting units exceeded their carrying values and no goodwill impairment charge was required.

 As of December 31, 2008, the Mexican reporting unit had a carrying value, including goodwill, of $224 million. If we were to decrease the long-term growth rate or increase the discount rate used in the calculation by 1%, there would still be no goodwill impairment for the Mexican reporting unit.

Given the current economic environment and uncertainties surrounding the impact on our Mexican business of factors such as market conditions affecting our selling prices, sales volumes, and raw material costs, the ultimate resolution of our phosphate rock arbitration, and other factors not limited to those enumerated, we cannot be sure that the estimates and assumptions used in the goodwill impairment analysis will prove to be accurate predictions of the future.  Significant changes in assumptions will influence the goodwill impairment analysis and may result in goodwill impairment charges in future periods.”

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Please see our response under Comment 6 for disclosure framed to address our compliance with SFAS 144 and our response under Comment 7 for additional discussion on our disclosures concerning the forthcoming OCP contract termination.

Staff Comment:

Innophos Response:

            In response to the Staff’s comment, the Registrants advise the Staff that distributor and customer incentives for our Mexico operations are immaterial to the financial statements for the Mexican reporting unit. The Registrants will revise the disclosure relating to customer incentives of their Mexican operations accordingly in the next Annual Reports on Form 10-K.

Staff Comment:

Innophos Response:

In response to the Staff comment, the Registrants advise the Staff that they disclose depreciation and amortization expense by reportable segment in the section of their periodic reports entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations – Segment Reporting for each period presented. The Registrants also will disclose the depreciation and amortization expense for each period presented in the segment footnote in their next Annual Report on Form 10-K.

Staff Comment:

Innophos Response:

            In response to the Staff’s comment, the Registrants advise the Staff that they will revise the subject language in future filings to state, assuming it remains the case, that the officers in question have concluded that the Registrants’ disclosure controls and procedures are effective at the reasonable assurance level.

Staff Comment:

Innophos Response:

As disclosed in the Registrants’ Annual Reports on Form 10-K, the Registrants’ Mexican subsidiaries are 100% owned directly or indirectly by wholly-owned Innophos subsidiaries.

The Mexican subsidiaries cannot be 100% owned directly by their respective immediate parents under applicable Mexican law which requires all such corporate bodies to have not less than two stockholders. [1]  As a result, a small fraction of the equity of the Mexican subsidiaries not held by the immediate parent is held by a closely related, affiliated corporation. [2]  The amount of equity not held by the immediate parent is de minimis such that the subsidiaries are accounted for (i.e. consolidated) and discussed as 100% owned.

Staff Comment:

Innophos Response:

            In response to the Staff’s comment, the Registrants intend to make the following additional disclosures to the sections of their future filings entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations– Critical Accounting Estimates.

“Under SFAS 144, long-lived assets including property, plant and equipment and amortized intangible assets are evaluated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future cash flows expected to be generated by the asset or asset group. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The determination whether or not assets are impaired and the corresponding useful lives of these long-lived assets requires significant judgment. The development of future cash flow projections requires management estimates related to forecasted sales and expected costs trends. To the extent that changes in business conditions occur or other management decisions are made that result in adjusted management projections or alternative use of the assets, impairment losses or accelerated depreciation may occur in future periods.

In our Mexican operations, we continue to monitor changes in circumstances where the undiscounted cash flows would indicate that the carrying amount of an asset or asset group may not be recoverable. The uncertainty in phosphate rock prices, volume decreases, sales price erosion, and the reduced operating rates for the Coatzacoalcos plant were included in management’s estimates and are consistent with management’s expectations. Despite worsening conditions in 2009, no changes in circumstances or events have thus far indicated the carrying amounts of the Company’s long-lived assets were not recoverable from undiscounted cash flows.  Consequently, we did not perform any impairment test of our long-lived assets in 2009 as a follow up to the test performed for year end 2008. The carrying value of the Coatzacoalcos plant was approximately $90 million at June 30, 2009. [3]”

Staff Comment:

Innophos Response:

            In response to the Staff’s comment, the Registrants respectfully advise the Staff that they believe the bases underlying their conclusion about the effects of their long-term phosphate rock contract termination are clear and have been adequately disclosed in their filings to date, including in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The Registrants expect to continue discussing developments, as warranted, in the course of strategically realigning their raw materials sourcing.

            The 1992 rock supply agreement with OCP, S.A. has been filed as an exhibit in the Registrants’ registration statements and reports. In prior filings, the Registrants have disclosed that, since December 2008, the parties have resorted to arbitration to settle the formula for 2008 and 2009 prices for phosphate rock purchased as raw material under that contract. As the Staff noted in its comment, the contract is now set to terminate not later than September 9, 2010 as a result of OCP’s notice described in our cited Form 8-K.

Since the Registrants have described elsewhere their exposure from the arbitration (relative to the interim rock prices agreed to be paid), we assumed that was not the purpose of the Staff’s comment. We understand the Staff to be concerned about the loss of the contract itself.

As a general matter, Innophos is not advantaged or disadvantaged by historical market price formulas for rock so long as prices remain relatively stable, as was the case for extended periods prior to 2007.  However, as recognized in the comment, the prices paid under a historical market price formula can differ from current market prices, so, in a rapidly changing market, an effect can be anticipated from a shift to current market prices from historical prices as a result of the termination (that is, unless a historical formula type agreement were substituted for OCP).  Historically, the OCP contract has been a sole source of phosphate rock for the Registrants’ Mexican production, and they have addressed the cyclical exposures arising from that kind of contract with a pricing “lag” in their “Risk Factors” disclosures concerning the business.  See Item 1A in the 2008 Annual Reports on Form 10-K, “Risks Related to Our Business Operations—Raw Materials Availability and Pricing,” where the following disclosure is made:

Our raw materials are generally purchased under long-term supply contracts typically priced according to predetermined formulae dependent on price indices or market prices. The prices we pay under these contracts generally lag the market prices of the underlying raw material. In periods of increasing market prices, these long-term supply contracts tend to be favorable to the Company, possibly by material amounts. Conversely, in periods of decreasing market prices, these long-term supply contracts tend to be unfavorable to the Company, possibly by material amounts.

Just as the historical pricing formula under OCP benefited the Registrants’ business in a rising price environment (as existed in late 2007 through 2008), current market pricing necessarily benefits the business in a falling price environment (such as is occurring in 2009 and is expected for 2010). Thus, the non-renewal of the OCP supply contract in the context of the current falling price environment, rather than having an adverse effect on the Registrants’ phosphate rock costs, can be expected to have a favorable effect on those costs.  Second, the Registrants arrived at the conclusion that no material adverse effect would arise as a result of several other factors, including, as part of their ongoing sourcing strategies, their assessment of the availability and anticipated pricing in the short and intermediate term of (i) MGA (merchant green acid), the downstream commodity that the Mexican facilities produce using phosphate rock, and (ii) phosphate rock itself from sources other than OCP of grades utilizable at the Registrants’ facilities. These assessments were based on contacts, and in some cases negotiations, with various parties in markets with which the Registrants are familiar.  Third, for the longer term, the Registrants also considered the exploitation of their recently acquired Mexican phosphate mining concessions which would not be subject to outside market pricing exposure.

The above considerations led the Registrants to the conclusion expressed in the Form 8-K. While the Registrants continue to implement sourcing strategies, the ultimate mix of rock sources between current market and historical pricing is not known at present.  As a result, the Registrants do not believe it would improve investor disclosure to speculate on the effects of using or not using current market pricing as markets shift between historical norms or the Registrants change supply arrangements.

Staff Comment:

Innophos Response:

In response to the Staff’s comment, the Registrants advise the Staff that the inventory value for the granular triple superphosphate at June 30, 2009 was approximately $6.6 million (which has since declined as a result of sales after that date). When significant inventory impairment charges are incurred for inventory write-downs, the Registrants will disclose in future filings the corresponding inventory values that are at-risk for future impairment.

Staff Comment:

Innophos Response:

In response to the Staff’s comment, the Registrants advise the Staff that, in future filings, they will provide a discussion and analysis of the Mexican operations’ sources and uses of cash for the short-term and long-term and how these operations intend to fund their future cash flow needs.

The Registrants further advise the Staff that, although the Mexican subsidiaries may not borrow directly under the new loan agreement referred to in our response to Item 10 below, Innophos, Inc., as the principal borrower under that agreement, is permitted (subject to limitations) to apply borrowings from that facility, should it conclude they were needed, for Mexican operations.  Moreover, the Mexican subsidiaries have substantial properties and an established business that may be susceptible of leveraging outside the intercompany system if needed.

Staff Comment:

Innophos Response:

In response to the Staff’s comment, the Registrants respectfully advise the Staff that they have furnished specific disclosure of what they consider to be the only material financial covenant under their debt instruments as in effect today (i.e. maintenance of a fixed charge coverage ratio under limited circumstances), as provided in the Loan Agreement described below. Nevertheless, in deference to the Staff’s request, they will consider doing so for a broader range of covenants (i.e. principally incurrence limitations) under the appropriate topics for material debt in future filings. At the present time, however, none of those limitations are having, or are anticipated to have, adverse effects on the Registrants’ ability to conduct business in the ordinary course.

In connection with this comment, we note that the 2004 bank financing referred to in the Registrants’ Forms 10-K for 2008 and Forms 10-Q for the quarter ended March 31, 2009 as the “senior credit facility” was fully repaid from available cash as of May 22, 2009.  That facility contained a number of financial tests and covenants that are no longer relevant to the Registrants’ business.  However, as disclosed in the Registrants’ Current Report on Form 8-K dated May 27, 2009, the senior credit facility was replaced by a Loan and Security Agreement (“Loan Agreement”) with new lenders, which was filed as Exhibit 99.1 to said report.  In Item 1.01 of that Form 8-K (and again in the Registrants’ Quarterly Reports on Form 10-Q for the period ended June 30, 2009), the Registrants discussed the new Loan Agreement, noting specifically that it:

requires the Companies to maintain a fixed charge coverage ratio (on a consolidated basis) of at least 1.00 to 1.00 as of the last day of each calendar month for the preceding twelve consecutive fiscal months during any “Compliance Period.” Compliance Period is defined as any period beginning on a day on which (i) an event of default under the Loan Agreement has occurred and is continuing or (ii) the excess availability under the revolving credit facility is less than $16.0 million through and including the first day when excess availability has exceeded $16.0 million for 60 consecutive days during each of which no event of default has occurred. The Loan Agreement also requires the Companies to maintain at all times excess availability under the revolving credit facility of at least $6.5 million.

     As of May 22, 2009, the Companies had the maximum availability of $65.0 million as calculated in accordance with the Loan Agreement. No amounts were borrowed under the revolving credit line at that date.

                As of the date hereof, no borrowings have yet been made under the Loan Agreement, and capacity to borrow remains significantly above the threshold level at which the coverage ratio covenant would become applicable. Since the onset of a “Compliance Period” was not reasonably foreseeable as of the filing of the Registrants’ Forms 10-Q for the quarterly period ended June 30, 2009, no further disclosure with respect to this covenant was considered appropriate.  We expect that the same conclusion will hold true for the Registrants’ Quarterly Reports on Form 10-Q for the period ending September 30, 2009.

Substantially all remaining debt in the Registrants’ capital structure now consists of long-term notes governed by indentures (filed as exhibits to the Registrants’ reports and registration statements) that have financial covenants of the “incurrence” variety typical of high yield, publicly offered debt and not the “maintenance” variety such as the Loan Agreement’s fixed charge ratio.  As a result of this structure, the notes’ covenants and the Loan Agreement’s remaining covenants (which are also incurrence-based) are essentially self-limiting and generally not subject to fluctuations in the Registrants’ results of operations.  Their potential effects on the Registrants’ business, such as limitations on dividends or debt incurrence have been disclosed elsewhere as appropriate.

            The Registrants commenced business in 2004. Since going public in 2006, they have pursued a successful policy that has been disclosed to investors of significant deleveraging.  Evidencing the marked decline in the significance of debt in the capital structure, we note for the Staff’s consideration the fact that the debt-to-equity ratios of Innophos Holdings, Inc. and Innophos, Inc., which stood at 6.6-to-1.0 and 2.8-to-1.0, respectively, at year-end 2006, had been lowered to 0.9-to-1.0 and 0.6-to-1.0, respectively, at June 30, 2009.

Consistent with the balance sheet improvement, at June 30, 2009, as calculated under the new Loan Agreement, the fixed charge coverage ratio, if the above discussed “Compliance Period” had been in effect, was 1.8-to-1.0, meaning that even if that ratio had been applicable under the Loan Agreement, Innophos was still comfortably in compliance with it (in fact, by a margin of 80%). The adverse business circumstances in Mexico to which the Staff has alluded elsewhere do not affect the calculation of the above test.

In addition to stockholder equity now exceeding debt, the Forms 10-Q for the periods ended June 30, 2009 also indicated that the Registrants and their subsidiaries had aggregate total cash of $94 million worldwide available if needed to service debt. The Registrants’ strong liquidity position further reduces the significance of the remaining note debt.

Finally, in recognition of the successful deleveraging policy, we also note that the two leading rating agencies in the U.S. upgraded the credit ratings of both Registrants’ debt in 2008.

Taking the above into consideration, the Registrants no longer consider that leverage from debt as currently structured represents a material risk to their business and have adjusted their disclosures, including in the sections entitled Management’s Discussion and Analysis of Financial Conditions and Results of Operations, accordingly.

Staff Comment:

Innophos Response:

            In response to this comment, the Registrants advise the Staff that Innophos, Inc. will address the comments issued under Innophos Holdings, Inc.’s periodic reports, as applicable, in its own filings.

Staff Comment:

Innophos Response:

            In response to the Staff’s comment, the Registrants advise the Staff that in future filings Innophos, Inc. will include the independent public accounting firm’s city and state in the referenced reports.

The Registrants advise the Staff that the noted omission in the 2008 Form 10-K of Innophos, Inc was the result of a typographical error.  The 2008 Form 10-K report filed for Innophos Holdings, Inc. did include the information.  The Registrants also respectfully note that Innophos, Inc. is a voluntary filer that submits reports based on its debt covenants and not the filing requirements of the federal securities laws.

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As requested by the Staff in the comment letter, the Registrants acknowledge the following matters:

•   The Registrants are responsible for the accuracy and adequacy of the disclosure in their filings.

•   Staff comments and responses to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrants’ filings.

•  The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

            Please contact the undersigned directly at (609) 366-1207, or Mark Feuerbach, Vice President-Treasury, Financial Planning & Analysis at (609) 366-1204, in the event the Staff requires any additional information or wishes to discuss our responses further.

                                                                                    Very truly yours,

                                                                                    Charles Brodheim

                                                                                    Corporate Controller

                                                                                    Chief Accounting Officer

[1]    Ley General De Sociedades Mercantiles (the Mexican General Corporation Law), in Article 89, paragraph 1.

[2]  The minority affiliate fraction for the subsidiaries ranges from .001 % to 10% and averages approximately 1.4%.

[3] The Registrants intend to update this number to September 30, 2009 in the upcoming Form 10-Q filings.